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                                                                       Exhibit 8
Mecklermedia
THE INTERNET MEDIA COMPANY

                                October 15, 1998

Dear Fellow Stockholders:

     We are pleased to inform you that on October 7, 1998, Mecklermedia Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Penton Media, Inc. ("Parent") and Internet World Media, Inc., a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $0.01 per share (the "Shares"), for a cash price of $29.00 per Share. The Offer is conditioned upon, among other things, there being validly tendered prior to the expiration of the Offer and not properly withdrawn a number of Shares which, together with the Shares to be acquired pursuant to the Tender, Voting and Option Agreement, as defined below, represents at least a majority of the total number of outstanding Shares on a fully diluted basis. The Offer is also subject to certain other terms and conditions as set forth in the accompanying Offer to Purchase. The Merger Agreement provides that following consummation of the Offer, Purchaser will be merged (the "Merger") with and into the Company and those Shares that are not acquired in the Offer will be converted into the right to receive $29.00 per Share in cash.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND ADOPTED THE MERGER AGREEMENT AND DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER AND THE IWORLD TRANSACTION (AS DEFINED IN THE ENCLOSED SCHEDULE 14D-9) ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of the Company's financial advisor, Allen & Company Incorporated ("Allen & Company"), to the effect that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to the holders of Shares, options and warrants from a financial point of view. A copy of Allen & Company's written opinion, which sets forth the assumptions made, procedures followed and matters considered in, and the limitation on, the review by Allen & Company in rendering its opinion is attached to the Schedule 14D-9 as Schedule I.

     The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                          /s/ Alan M. Meckler

                                          Alan M. Meckler
                                          Chairman of the Board and Chief
                                          Executive Officer

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         Mecklermedia Corporation              Phone: 203-226-6967             E-Mail: info@mecklermedia.com
         20 Ketchum Street                     Fax: 203-454-5840               URL: http://www.internet.com
         Westport, CT 06880
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